

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

May 19, 2009

By Facsimile and U.S. Mail

Mr. David M. Rainey
President and Chief Financial Officer
Debt Resolve, Inc.
707 Westchester Avenue, Suite L7
White Plains, New York 10604

      Re: **Debt Resolve, Inc.**
              Form 10-KSB for the fiscal year ended December 31, 2007
              Filed April 16, 2008
              File No. 011-33110

Dear Mr. Rainey:

      We have completed our review of the above Form 10-KSB and related filings and have no further comments at this time.

              Sincerely,

              Andrew Mew
              Accounting Branch Chief